

Mail Stop 4561

October 18, 2017

Mark McClain
Chief Executive Officer
SailPoint Technologies Holdings, Inc.
11305 Four Points Drive, Building 2, Suite 100
Austin, TX 78726

>   **Re: SailPoint Technologies Holdings, Inc.**
>   **Amendment No. 2 to Draft Registration Statement on Form S-1**
>   **Submitted October 10, 2017**
>   **CIK No. 0001627857**

Dear Mr. McClain:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 3, 2017 letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Comparison of the Six Months Ended June 30, 2016 and 2017, page 68

1.   We note your response to prior comment 3 that the increase in license revenues in the latest interim period ended June 30, 2017 was primarily attributable to increased follow-on sales to existing customers. However, the increase in license revenues for the year ended December 31, 2016 was attributed to new customer sales. Please revise to disclose new customer and existing customer sales trends for the reported periods that have had or you reasonably expect will have a material impact on growth of revenues or results of

operations. In this regard, you disclose on page 62 that new customer acquisitions require significant resources which presumably impact operating results. See Item 303(a)(3) of Regulation S-K.

2.   We note that you moved the disclosure of your total customer base and increases therein from your discussion of license revenues to subscription revenues. To the extent that numbers of existing and new customers for the periods presented would enhance a reader's understanding of your changes in your license and subscription revenues, please revise to break-out these metrics by revenue type.

You may contact David Edgar, Staff Accountant, at (202) 551-3459, or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226, if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3730, with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director
Office of Information Technologies
and Services

cc: Paul R. Tobias, Esq.
          Vinson & Elkins L.L.P.